UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   McAlister, Albert
   330 Church Street
   P.O. Box 247
   Laurens,, SC  29360
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Shaw Group Inc.
   SGR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |      |    |                  |   |           |69,042             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Non-Employee Director St|$21.75  |01/29|A(1)|5,000      |A  |(1)  |07/14|Common Stock|5,000  |       |            |D  |            |
ock Option (right to buy|        |/97  |    |           |   |     |/06  |            |       |       |            |   |            |
)                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Non-Employee Director St|$19.50  |01/29|A(2)|1,500      |A  |01/29|01/29|Common Stock|1,500  |       |6,500       |D  |            |
ock Option (right to buy|        |/97  |    |           |   |/98  |/07  |            |       |       |            |   |            |
)                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) On July 14, 1996, the reporting person received an option grant pursuant to the Company's 1996
Non-Employee Director Stock Option Plan (the "Plan"), which grant was subject to the approval of the Plan by the
Company's shareholders at the 1997 Annual Meeting held on January 29, 1997. The option vests in 25%
increments on each of July 14, 1997, 1998, 1999 and
2000.
(2) Annual option granted pursuant to the Company's 1996 Non-Employee Director Stock Option Plan.
SIGNATURE OF REPORTING PERSON
/s/ Albert McAlister
DATE
October 14, 1997